                                   Law Offices
                      Stradley, Ronon, Stevens & Young, LLP
                         1220 19th Street NW, Suite 600
                              Washington, DC 20036
                                 (202) 822-9611

                                February 8, 2008

VIA EDGAR

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

         RE:      Nationwide Variable Insurance Trust (the "Trust")
                  File Nos. 002-73024 and 811-03213
                  (Accession No. 0000893220-08-000252)

Dear Ms. Marquigny:

     I am  writing on behalf of the  above-referenced  Trust,  pursuant  to Rule
477(a) under the Securities  Act of 1933, as amended,  to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective  amendment to the Trust's  registration  statement on Form
N-1A filed with EDGAR submission type 485APOS,  which was accepted via the EDGAR system at 5:16 p.m. on February 7, 2008  (Accession  No.  0000893220-08-000252).
Such  post-effective  amendment  was filed with the  incorrect  series and class identifiers.  The post-effective amendment was re-filed at 9:36 p.m. on February
7, 2008 containing the correct series and class identifiers.

     Therefore,  the Trust respectfully requests the Commission's consent to the
withdrawal   of   Registrant's    post-effective    amendment   (Accession   No.
0000893220-08-000252) filed under the EDGAR submission type 485APOS.

     If you have any  questions,  or  require  anything  further  regarding  the request, please contact me at (202) 419-8417.

                                                          Very truly yours,

                                                          /s/Prufesh R. Modhera
                                                          Prufesh R. Modhera